UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: December 16, 2015		Signed:	/s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: December 16, 2015		Signed:	/s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

CP ADDRESSES INVESTORS
DECEMBER 16, 2015

FORWARD LOOKING STATEMENTS
This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to Canadian Pacific Railway Limited’s (“CP”) proposal to Norfolk Southern Corporation (“NS”) regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”,
“should” or similar words suggesting future outcomes.
Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand;
in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.
These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
2

ADDITIONAL IMPORTANT INFORMATION
This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. This communication relates to a proposed business combination between CP and NS.
Subject to future developments, additional documents regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.
CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.
3

E. HUNTER HARRISION
CHIEF EXECUTIVE OFFICER

MARK ERCEG
EVP & CHIEF FINANCIAL OFFICER

SUBSTANTIAL VALUE CREATION
Fuel
Support $100M
functions $270M
Train productivity
$230M
Revenue
$225M
US$1.8B
Workforce
productivity $550M Locomotive
productivity $380M
PRE-MERGER OPERATIONAL IMPROVEMENTS (72%)
Commencing upon trust approval:
Fuel efficiency improvement Velocity improvement Improved asset utilization Yard and terminal optimization
Workforce management (leveraging attrition) War on bureaucracy
POST-MERGER COMBINATION SYNERGIES (28%)
Commencing upon final STB approval:
Extended reach and longer length of haul Market share gains with improved service Interline efficiencies
ADDITIONAL SOURCES OF VALUE CREATION
Effective tax rate below 30%
Cash tax savings of ~$200M annually Asset monetization opportunities Real estate monetization
6

A COMPELLING OFFER
No STB STB
Merger Merger
Approval Approval
$140
Cash component $125
Stock component
$91
$79 $107
$92
Unaffected NS plan1
price share price
Share $33 $33
NS Standalone Projected CP-NS2 Value
Share price $79 $91 $2043 $2374
Synergies (US$bn) 0.0 0.0 1.3 1.8
Implied 2017E P/E multiple 12.2x 13.8x 16.6x 19.3x
Effective premium5 — 14% 58% 77%
Note: Please refer to the December 8, 2015 presentation on www.cpr.ca for detailed modeling assumptions. 1 Share price reflecting 65% operating ratio target per 12/04/2015 NS investor presentation; 2 Assumes the Pre-Merger Operational Improvements of US$1,260mm phased in at 17%, 42%, 67%, 92% and 100% in ’16, ’17, ’18, ’19 and ’20 respectively based on May 1, 2016 trust entry with the additional Post-Merger Combination Synergies of US$495mm having the same 4-year phase-in post-close; 3 Represents illustrative value of CP-NS based on 2021E EPS discounted to close into trust at 05/01/2016 by cost of equity if no STB approval; 4 Represents illustrative value of CP-NS based on 2021E EPS discounted to close into trust at 05/01/2016 by cost of equity if STB approval received; 5 Represents premium to unaffected 45-day VWAP of $79.14

ENHANCING THE VALUE WITH A CVR
Previous Offer
US$32.86 in cash in May 2016
0.451 shares in new company
Current Offer
US$32.86 in cash in May 2016
0.451 shares in new company
0.451 of a Contingent Value Right (CVR)
A CVR is a highly liquid instrument which gives holders an ability to convert to cash at their discretion Provides up to $3.4 billion of increased value to NS shareholders
8

HOW A CVR ENHANCES THE OFFER
Cash component Stock component CVR value1
$141
$128 $1
$116
$108 $3
$5
$7
$91
$79
$107
$92
$79
$68
Unaffected NS
share plan2
price
$33 $33 $33 $33
Share price $79 $91 $150 $175 $2044 $2375
Synergies (US$bn) 0.0 0.0 0.5 0.5 1.3 1.8
Implied 2017E P/E multiple 12.2x 13.8x 12.4x 14.2x 16.6x 19.3x
Effective premium6—14% 36% 47% 61% 78%
1 Based on potential CVR trading values; Assumes 25% volatility; 2 Share price reflecting 65% operating ratio target per 12/04/2015 NS investor presentation;
3Assumes 4-year Pre-merger Operational Improvements of US$1,260mm phased in 17%, 42%, 67%, 92% and 100% in ’16, ’17, ’18, ’19 and ’20 respectively based on May 1, 2016 trust entry with the additional Post-Merger Combination Synergies of US$495mm having the same 4-year phase-in post-close; 4
Represents illustrative value of CP-NS per share based on 2021E EPS discounted to close into trust at 05/01/2016 by cost of equity if no
STB approval; 5 Represents illustrative value of CP-NS per share based on 2021E EPS discounted to close into trust at 05/01/2016 by cost of equity if STB approval; 6 Represents premium to unaffected 45-day VWAP of $79.14

APPENDIX

OVERVIEW OF CVR MECHANISM
Summary of CVR mechanism
Measurement period and metric
CVR cash payments
Rating considerations
Each CVR would entitle the holder to receive a cash payment from CP equal to the difference between the CP-NS share price during the relevant measurement period and US$175/share (with no payment in the event CP-NS share price is above US$175/share), up to a maximum of US$25/CVR
Measurement period: From April 20, 2017 to October 20, 2017
Measurement metric: Simple average of daily VWAP during the measurement period
CVR cash payment to occur on October 25, 2017 (T+3 settlement)
Cash payment of up to US$3.4bn
Even with full CVR cash payment, investment grade rating maintained
CVR cash payment per NS share
$12.00 $10.00 $8.00 $6.00 $4.00 $2.00 $0.00
$100 $125 $150 $175 $200
Illustrative CP-NSC share price at measurement period (US$/share)
11

CVR TERMS
Number of CVRs to 0.451 contingent value rights (“CVRs”) per Norfolk Southern Corporation (“NS”) share of be issued common stock outstanding at the effective time of the Merger, or approximately 137 million
CVRs in the aggregate
Trading / listing The CVRs will be separate instruments and will trade separately from shares of common stock in the new company (“CP-NS”) which will own NS and Canadian Pacific Railway Limited
(“Canadian Pacific”). Canadian Pacific will use its reasonable best efforts to list the CVRs on one or more U.S. and/or Canadian securities exchanges, subject to listing qualifications
Measurement period A value for the CP-NS Common Shares will be determined based on the trading prices of the
CP-NS Common Shares during the period commencing on April 20, 2017, and ending on and including October 20, 2017 (the “Measurement Period”)
Payout At maturity, each CVR will receive a cash payment equal to US$175.00 minus the greater of (x)
the average daily volume weighted average price of the CP-NS Common Shares during the
Measurement Period and (y) US$150.00
Maximum payout US$25.00
Minimum payout US$0.00
Settlement T+3 (October 25, 2017)
Dilution and dividend The dollar amounts set forth above will be adjusted to appropriately reflect any distribution or protection dividend paid in CP-NS Common Shares, any non-ordinary course distribution or dividend paid in cash and any combination, split or reclassification of CP-NS Common Shares.
Restrictions on Neither Canadian Pacific nor any of its affiliates shall repurchase CP-NS Common Shares repurchases during the Measurement Period, except for employee equity and benefit plan purposes
12

An Investor Perspective on CP’s Revised Offer for NS
Pershing Square Capital Management, L.P.

Disclaimer
Forward Looking Statements
This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to Canadian Pacific Railway Limited’s (“CP”) proposal to Norfolk Southern Corporation (“NS”) regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.
Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labor disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.
These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, neither CP nor Pershing Square Capital Management, L.P. (“Pershing Square”) undertakes any obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

Disclaimer
Additional Important Information
This communication relates to a proposed business combination between CP and NS. The analyses and conclusions contained in this presentation with respect to NS are based on publicly available information. Pershing Square recognizes that there may be nonpublic information in the possession of NS or other companies discussed in this presentation that could lead others to disagree with the analyses, conclusions and opinions expressed herein. This presentation and the information contained herein are not investment advice. This presentation does not recommend the purchase, exchange or sale of any security nor is it intended to be, nor should it be construed as, an offer to sell or a solicitation to buy any securities. All investments involve risk, including the loss of principal.
Subject to future developments, additional documents regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP and/or Pershing Square with the SEC at the SEC’s website at www.sec.gov<http://www.sec.gov>. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.
CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.
Bill Ackman and Paul Hilal of Pershing Square serve as directors of CP. Pershing Square manages funds that are in the business of trading – buying and selling – securities and other financial instruments. It is possible that there will be developments in the future that cause Pershing Square to change its position regarding CP or any other companies mentioned. Pershing Square may buy, sell, cover or otherwise change the form of its investment in these companies, at any time, for any or no reason. Pershing Square hereby disclaims any duty to provide any updates or changes to the data, analyses, or opinions contained herein including, without limitation, the manner or type of any Pershing Square investment.
The views expressed in this presentation reflect those of Pershing Square and do not necessarily reflect the views of CP or its board or management.

Illustrative Transaction Structure at Closing
The Management Change Transaction
May 1, 2016 (Closure into Trust)
1 NS share =
$32.86 in cash +
0.451 CP-NS shares +
0.451 CVRs
CP SH: NS SH:
53% 47%
CP-NS
HoldCo
100% of CP, 100% of NS
held in trust
1 CP share =
1 CP-NS share Keith Hunter
Creel Harrison
CEO of CP CEO of NS

Illustrative Transaction Structure After STB
Ruling on Merger
The Merger Transaction The Spinoff Transaction
(Subject to STB Approval) (If Merger is Not Approved by STB)
On or Before 12/31/17 2018-2019
CP SH: NS SH:
53% 47%
CP and NS
No STB separate via NYSE: TSX: CP CP
CP-NS Approval spinoff of
HoldCo CP or NS
STB NYSE: NSC
Approval
100% of CP, 100% of NS
held in trust
Merger
closes;
Keith Hunter CP & NS
Creel Harrison integrated
CEO of CP CEO of NS
NYSE/TSX: CPNS

Norfolk Southern Has Mischaracterized the Value of CP’s Offer
NS has used the nominal offer price, including CP’s current share price, to describe the value of CP’s offer to NS shareholders as “grossly inadequate”
This methodology is incorrect; NS shareholders will not receive CP stock in the transaction, but instead will receive stock in CP-NS, which will own 100% of CP and NS
- CP-NS will be a materially different company from the current CP, reflecting the impact of: (1) Hunter Harrison becoming CEO of NS; (2) a lower operating ratio and higher growth; (3) a new capital structure; and (4) correspondingly higher earnings estimates and P/E ratio
- Investors will likely also include some value for potential strategic benefits as well as the cost, revenue, and tax synergies which would arise in the event the merger is ultimately approved
While CP’s stock will eventually convert one for one into CP-NS stock, CP’s current share price reflects a substantial discount to CP-NS’s eventual trading price principally due to NS’s current unwillingness to engage in negotiations

CP’s New Offer
$32.86 in Cash
0.451 shares of CP-NS
0.451 CVRs on CP-NS
Total Value per NS Share

Timeline of Consideration to NS Shareholders
Close into trust; STB ruling on
HH runs NS, merger expected
Creel runs CP on or before
May 1, Oct. 20, Oct. 25, Dec. 31,
2016 2017 2017 2017
Each NS share CVRs CVRs expire; CVR holders
exchanged for: freely cash payment receive cash
$32.86 in cash + traded under CVR payment, if
0.451 CP-NS shares + with determined, if any, T+3 days
0.451 CVR anticipated any (maximum after
exchange payment expiration
Each CP share listing of $25)
exchanged for:
1 CP-NS share

Value of Cash

Value of Cash
Cash = $32.86

Value of CP-NS Stock

Value of CP-NS – No STB Approval of Merger
Estimate 2021 EPS including Pre-Merger Operational Improvements and no Post-Merger Combination Synergies(1):
Apply forward P/E multiple:
Discount Factor from 12/31/20 to 5/1/16 at
9% Cost of Equity:
Implied Value of CP-NS at 5/1/16:
Exchange Ratio – CP-NS shares received per 1 NS share:
Value of Stock Consideration per NS Share at 5/1/16:
$18.77
16x
0.679 $204
0.451 $92
(1) Please see pages 12-14 of Pershing Square’s December 8 presentation for detail on assumptions and methodologies. 11

Value of CP-NS – With STB Approval of Merger
Estimate 2021 EPS including Pre-Merger Operational Improvements and Post-Merger Combination Synergies(1):
Apply forward P/E multiple:
Discount Factor from 12/31/20 to 5/1/16 at
9% Cost of Equity:
Implied Value of CP-NS at 5/1/16:
Exchange Ratio – CP-NS shares received per 1 NS share:
Value of Stock Consideration per NS Share at 5/1/16:
$20.54
17x
0.679 $237
0.451 $107
(1) Please see pages 12-14 of Pershing Square’s December 8 presentation for detail on assumptions and methodologies. 12

A Simple and Conservative Way to Value CP-NS
Estimate 2017 EPS with and without impact of Hunter at NS(1):
Apply forward P/E multiple:
Implied Value of CP-NS at 5/1/16:
Exchange Ratio – CP-NS shares received per 1 NS share:
Value of Stock Consideration per NS Share at 5/1/16:
No Operational NS with Hunter Improvements Harrison $11.13 $12.29
15x to 18x 15x to 18x $167 to $200 $184 to $221 0.451 0.451 $75 to $90 $83 to $100
(1) Assumes analyst consensus estimates for CP and NS, including revenue, OR, tax rates, and capital expenditures, but is pro forma for the capital structure and share count of CP-NS. “NS with Hunter Harrison” EPS of $12.29 assumes only 42% of the Pre-Merger Operational Improvements and 0% of the Post-Merger Combination Synergies.

Value of CVR

What the CVR Provides to NS Shareholders
The CVR can be thought of in two ways
A long-term insurance policy that protects investors if CP-NS’s share price is below $175 per share, or A liquid security which can be sold by NS shareholders at or after the transaction closes in May 2016
The CVR is equivalent to a put spread, in which an investor owns a $175 European-style Put and is short a $150 European-style Put
The CVR’s trading price will depend on the share price of CP-NS during the period between transaction closure into trust in May 2016 and the CVR’s expiration on October 20, 2017

What the CVR Provides to NS Shareholders (Cont.)
The CVR can be easily valued
Highly liquid given ~137 million units outstanding(1) Anticipated exchange listing Readily valued by option pricing models, or
By comparison to listed put options that will expire on the same day, October 20, 2017
Investors can choose to hold the CVR through maturity or to sell the CVR for cash at any time after closure into trust
(1) Based on 303 million NS shares outstanding and an exchange ratio of 0.451 CVRs for each NS share.

How to Value the CVR
The value of the CVR is determined by subtracting the value of the $150 Put from the value of the $175 Put
We valued the Put spread with the Black-Scholes Average Price Option Model using the following assumptions:
Duration of ~18 months (537 days assuming May 1, 2016 closure into trust through option expiration of October 20, 2017) Reference price is determined based on the VWAP of CP-NS from 4/20/17 to 10/20/17 Volatility of 25%
- Please see appendix for detailed volatility assumptions Dividends assumed to be US$0.02 per quarter

Value of CVR on May 1, 2016 Upon Trust Closure
(All figures in USD) Bottom Top
End of End of Est. Intrinsic Value(1)
CVR CVR No STB STB
Range Range Approval Approval
Assumed CP-NS USD Stock Price on May 1, 2016 $125 $150 $175 $204 $237
Implied Earnings Multiples
2017E CP-NS PF EPS w/ Synergies $ 12.29 10.2x 12.2x 14.2x 16.6x 19.3x
2017E CP-NS PF EPS w/ No Synergies $ 11.13 11.2x 13.5x 15.7x 18.3x 21.3x
Implied Put Spread Value of CVR on May 1, 2016 $21.13 $16.05 $10.55 $5.61 $2.37
Exchange Ratio 0.451 0.451 0.451 0.451 0.451
Implied CVR Value per NS Share on May 1, 2016 $9.53 $7.24 $4.76 $2.53 $1.07
$12
Share $10
NS 2016 $8
per 1, $6
Value May $4
CVR on $2
$
US $0
$115 $125 $135 $145 $155 $165 $175 $185 $195 $205 $215 $225 $235
US$ CP-NS Share Price on May 1, 2016
(1) Please see pages 12-14 of Pershing Square’s December 8 presentation for detail on assumptions and methodologies.

Total Value of CP Offer to NS Shareholders

Total Value of CP’s New Offer
$32.86 in Cash
0.451 shares of CP-NS
0.451 CVRs on CP-NS
Total Value per NS Share

CP’s Offer Value to NS at Various Share Prices
(All figures in USD) Bottom Top
End of End of Est. Intrinsic Value(1)
CVR CVR No STB STB
Range Range Approval Approval
Cash Consideration per NS Share on May 1, 2016 $32.86 $32.86 $32.86 $32.86 $32.86
Assumed CP-NS USD Stock Price on May 1, 2016 $125 $150 $175 $204 $237
Exchange Ratio 0.451 0.451 0.451 0.451 0.451
Equity Consideration per NS Share on May 1, 2016 $56.38 $67.65 $78.93 $91.90 $106.86
Implied Put Spread Value of CVR on May 1, 2016 $21.13 $16.05 $10.55 $5.61 $2.37
Exchange Ratio 0.451 0.451 0.451 0.451 0.451
CVR Consideration per NS Share on May 1, 2016 $9.53 $7.24 $4.76 $2.53 $1.07
Total Offer Value per NS Share on May 1, 2016 $98.77 $107.75 $116.55 $127.29 $140.79
% Premium to Undisturbed $79.14 25% 36% 47% 61% 78%
CP-NS Implied Discount to Intrinsic Value of Offer
No STB Approval $127 (22%) (15%) (8%) 0% n/a
With STB Approval $141 (30%) (23%) (17%) (10%) 0%
CP-NS Implied Earnings Multiple
2017E CP-NS PF EPS w/ Synergies $12.29 10.2x 12.2x 14.2x 16.6x 19.3x
2017E CP-NS PF EPS w/ No Synergies $11.13 11.2x 13.5x 15.7x 18.3x 21.3x
(1) Please see pages 12-14 of Pershing Square’s December 8 presentation for detail on assumptions and methodologies. 21

CP’s Revised Offer to NS
The revised offer and CVR issuance reflects CP’s confidence in the ultimate value of the transaction Represents approximately $10 per NS share of additional consideration based on the current trading price of CP
Provides insurance on the ultimate trading value of CP-NS stock The CVR will be a highly liquid, easy-to-value security In light of the expected CP-NS trading price in 2017, we expect payout under the CVR is unlikely CP-NS will be able to finance any potential payment under the CVR on 10/25/17 with additional borrowings while maintaining its investment grade credit rating, with 2017E Debt / EBITDA increasing from 2.8x to 3.2x at maximum payout Based on our estimates for the intrinsic value of CP-NS, the revised offer represents a 61% to 78% premium to the undisturbed NS share price

Appendix

Volatility Assumptions Used to Value the CVR
Assumed volatility of 25% for $175 Put and 25% for $150 Put
CP one-year realized volatility of 29.25% NS one-year realized volatility of 27.07%
Due to basket structure and volatility dampening from gamma hedging, we are conservatively assuming a volatility of 25% Changes in volatility have a small effect on CVR value:
CVR Value per NS Share on May 1, 2016 (US$)
Assumed Volatility
21% 23% 25% 27% 29%
$ 125 $ 9.88 $ 9.69 $ 9.53 $ 9.38 $ 9.25
Assumed $ 150 $ 7.34 $ 7.29 $ 7.24 $ 7.21 $ 7.19
CP-NS $ 160 $ 6.14 $ 6.18 $ 6.22 $ 6.26 $ 6.31
Share $ 175 $ 4.41 $ 4.60 $ 4.76 $ 4.91 $ 5.04
Price $ 200 $ 2.21 $ 2.51 $ 2.78 $ 3.03 $ 3.26
(US$) $ 204 $ 1.95 $ 2.25 $ 2.53 $ 2.78 $ 3.02
$ 237 $ 0.62 $ 0.84 $ 1.07 $ 1.31 $ 1.54
24